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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update:
- ☒ Form C/A: Amendment to Offering Statement:
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Tenacity Holdings, LLC

Legal status of issuer:

Form: limited liability company

Jurisdiction of Incorporation/Organization: Minnesota

Date of organization): December 12, 2017

Physical address of issuer: 11950 75th Street NE / Otsego, MN 55301

Website of issuer: http://www.tenacityholdings.org

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings, Inc.

CIK number of intermediary: 0001711770

SEC file number of intermediary: 007-00123

CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Up to 5%

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

n/a

Type of security offered: Common Stock

Target number of securities to be offered: 534,000

Price (or method for determining price): 1.00

Target offering amount: 534,000

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): 1,000,000

Deadline to reach the target offering amount: July 28, 2021

SEC 2930 (4/17) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tenacity Holdings, LLC
(Issuer)
By
/s/ Tessa Kennedy President/Chief Manager, G
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tessa Kennedy
(Signature)
President/Chief Manager, Governor
(Title)
January 19, 2021
(Date)

THE COMPANY

1. Name of issuer: <u>Tenacity Holdings, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

GOVERNORS OF THE COMPANY

4.   Provide the following information about each governor (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: <u>Tessa Kennedy</u>   Dates of Board Service: <u>12/19/17 – Present</u>
Principal Occupation: <u>Director, Merchant Services American Express</u>
Employer: Dates of Service: <u>7/29/02- Present</u>
Employer's principal business: <u>Credit Card Offerings</u>
List all positions and offices with the issuer held and the period of time in which the governor served in the position or office:

Position: <u>President, Secretary, Treasurer, Governor</u>   Dates of Service: <u>12/19/17 – Present</u>

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: <u>American Express</u>
Employer's principal business: <u>Credit Card Offerings</u>
Title: Director, Network Operations Dates of Service: <u>4/15/13- Present</u>
Responsibilities<u>: Oversee a large team working with regional merchants to grow their annual spend with American Express.</u>

Name: <u>Mark Ketchum</u>   Dates of Board Service: <u>6/1/20 – Present</u>
Principal Occupation: <u>Governor</u>
Employer: Dates of Service: <u>3/31/20- Present</u>
Employer's principal business: <u>Medical Device & pharmaceutical injection molded assemblies</u>

List all positions and offices with the issuer held and the period in which the governor served in the position or office:

Position: <u>Governor</u>   Dates of Service: <u>6/1/20 – Present</u>
Position: _____   Dates   of   Service: _____
Position: _____ Dates of Service:_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: <u>Juno Pacific (a Cretex Medical Company)</u>
Employer's principal business: <u>Medical Devices & Pharmaceutical Injection mold assemblies</u>
Title: Director, Quality Services Dates of Service: <u>3/31/20-Present</u>
Responsibilities: <u>Assuring compliance in business operations to governing regulatory and customer requirements.</u>

Employer: <u>Nextern</u>
Employer's principal business: <u>Medical Device Instrument Design and manufacturing</u>
Title: VP, Quality Engineering Dates of Service: <u>3/10/18 – 3/13/20</u>
Responsibilities: <u>Assuring compliance in business operations to governing regulatory and customer requirements.</u>

Employer: <u>Minnetronix, Inc</u>
Employer's principal business: <u>Medical devise instrument and manufacturing</u>
Title: <u>Director of Operations Quality</u> <u>and Account Management</u> Dates of Service: <u>1/15/14-</u>
<u>2/20/18</u>
Responsibilities: <u>Assuring compliance in business operations to governing regulatory and</u>
<u>customer requirements. Managing forecast, pricing, and growth of existing commercial business</u>
<u>relationships.</u>

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:
Name: <u>Tessa Kennedy</u>
Title: <u>President, Secretary, Treasurer</u>   Dates of Service: <u>12/19/17 – Present</u>
Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: _____ Dates of Service: _____
Responsibilities: _____

Position: _____ Dates of Service: _____
Responsibilities: _____

Position: _____ Dates of Service: _____
Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: <u>American Express</u>
Employer's principal business: <u>Credit Card Servicing</u>
Title: <u>Director, Network Operations</u> Dates of Service: <u>4/15/13-Present</u>
Responsibilities: <u>Oversee a team that manages all the connections with merchants into American</u>
<u>Express so they can process their payment processing.</u>

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Tessa Kennedy	100 Common Units	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

CONFIDENTIAL BUSINESS PLAN

Tenacity Holdings, LLC



Financial Success Grows Here

Building Lives Worth Living & Legacies Worth Leaving

https://www.tenacityproperties.org/

Updated

May 18, 2020

Summary of Offering

Tenacity Holdings, LLC ("Tenacity") is a Minnesota Limited Liability Company that seeks capital for the purpose of investing in "land arbitrage" type transactions in which Tenacity will take control of various parcels of real estate and convert them to a more valuable use. An example of this would be taking control of an agricultural parcel of real estate and converting it to commercial use. These parcels of real estate will then be sold to builders or developers for profit.

Tenacity has strategic relationships with commercial real estate development companies throughout the United States. The offer has a minimum raise of $534,000 and maximum raise of $1,000,000, with a minimum investment of $10,000 (unless waived by the General Partner). At all times, the General Partner will retain a fifty percent (50%) General Partnership interest in the Partnership. Interests may be purchased by an individual investor during any open enrollment period set by the General Partner. The General Partner may reject any subscription in whole or in part for any reasons. Interests are transferable only with the consent of the General Partner and only in compliance with State and Federal Securities laws. The raise will be used to cover costs of the crowdfunding platform and as a loan to the selected commercial real estate development company and be specific to a single project scope. Typical land arbitrage project scopes include, but are not limited to:

- Flood plain land reclamation
- Dredging of watershed sections of land
- Engineering land and soil structure
- Rezoning land for commercial real estate use

The offering has been filed with the Minnesota Department of Commerce under the MNvest (MN 80A.461) exemption that permits Tenacity to make direct solicitation of non-accredited (Reg-CF) investors and will be effective for up to twelve months from date of effectiveness unless terminated sooner if the offering reaches its minimum raise goals to wholly fund a project.

For more information, see complete offering details at:
www.tenacityproperties.org

Or contact: Tessa A. Kennedy, Founder & CEO
                     Tenacity Holdings, LLC
                     11950 75th Street NE
                     Otsego, MN 55301
                     PH: (651) 492-3548

Table of Contents

1.   Executive Summary

1.1 Overview

The Problem

Investment in real estate is complex with a wide range of investment options and demands on personal involvement. Business structures supporting more advanced, larger scale commercial real estate projects (arbitrage, pre-development, land reclamation) can be overly complicated; often needing specialized expertise to structure the project to ensure compliance to vast governing laws. In such situations, investment in commercial real estate projects is often limited to accredited investors having pre-existing relationships with the commercial real estate development company and / or it's General Partner(s) and minimum investment thresholds are set to limits which exclude a large pool of investors seeking the right opportunity.

The Solution

Crowdfunding is a public-facing method for soliciting funds made popular by internet websites such as kickstarter.com, indiegogo.com and gofundme.com. These sites to date have been strictly focused on pre-launch, product-based offerings and general goodwill donation-based campaigns. Recently indiegogo.com has entered the "equity" solicitation space.

The core idea in crowdfunding is that instead of relying on a small group of wealthy investors, a "crowd" of many investors pool their money together to help fulfill the raise. In the past, this practice has effectively been banned by the Securities and Exchange Commission ("SEC") and would have been prohibitively expensive in terms of solicitation, funds management, and ongoing communication and documentation management. With recent SEC changes and the nearly ubiquitous internet access, every business now has the means to solve the advertisement and communications component.

Minnesota has adopted a law known as "MNvest", which relies upon an "exemption" from securities to be registered at the federal and state level. In the MNvest model, issuers must file their offerings with the state Department of Commerce ad designate an approved "portal" operator to host its crowdfunding campaign.

The Offering

Limited Partnership Interests (the "interests") are being offered and sold by the Partnership pursuant to an exemption from the registration provisions of the Securities Act of 1993, amended (the "Act"), provided for in Regulation CF. The minimum interest that may be purchased is Ten Thousand and No/100 dollars ($10,000), unless waived by the General Partner. The minimum investment of Ten Thousand Dollars and No/100 ($10,000) will entitle the investor to one (1) unit of Interest in the Partnership. Interests may be purchased by Limited Partners (defined hereafter) during the Open Enrollment period (defined hereafter). The date from which the Partnership first offers the Interests until the date in which the Maximum Amount (defined hereafter) is reached shall be known as the Open Enrollment Period ("Open Enrollment Period"). The date upon which the Open Enrollment Period closes shall be known as the Offering Closing Date ("Offering Closing Date"). The minimum amount of Interests that may be accepted by the Partnership during the initial Open Enrollment period is Five Hundred Thousand and No/100 ($534,000). The maximum amount of Interests that may be accepted by the Partnership during the initial Open Enrollment Period is One Million and No/100 ($1,000,000) ("Maximum Amount"). At all times the General Partner will retain fifty percent (50%) General Partner interest in the Partnership. The exact number of General Partnership interests owned by the General Partner will always be equal to the number of Interests sold to Limited Partners. By the way of example, if the Partnership issues Two Thousand (2,000) Interests to Limited Partners, the General Partner will retain Two Thousand (2,000) General Partnership Interests. Interests may not be redeemed by any Limited Partner except as allowed by the General Partner and only when adequate funds are available and certain specific conditions, more fully outlined herein, are met.

Preferred Limited Partnership Interests

Limited Partners who invest in the first Full Ten Units (10) that may be raised under this Offering will be considered "Preferred" Limited Partners.

The Preferred Limited Partners will to participating in the profits of the Partnership pro-rata based on their percentage of ownership in the Partnership as an Annualized Accrued Return equal to ten percent (10%) of the amount they have invested in the Partnership (the "Preferred Payment"). Annualized Accrued Return will be active until such a time as initial equity investment has been returned.

Common Limited Partnership Interests

Limited Partners whose investment is not part of the first Full Ten Units (10) that may be raised under this Offering shall receive "Common" Limited Partnership Interests in the Partnership. Holders of Common Limited Partnership Interests shall participate in the profits of the Partnership pro-rata based on their percentage of ownership in the Partnership but will not be entitled to any other payments or compensation from the Partnership.

Term

Unless earlier dissolved, it is intended that the Partnership operate perpetually, as provided for by the laws of the State of Minnesota.

Additional Capital Contributions

Limited Partners may, with the consent of the General Partner, purchase additional Interests during any Open Enrollment Period.

General Partner Compensation

Once all Limited Partners (including holders of both Preferred and Common Limited Partnership Interests) have received complete repayment of the amounts invested the General Partner will retain 40% General Partnership interest in the Partnership; which means that after the Partnership pays all its expenses, and pays the holders of the Preferred Limited Partnership Interests the Preferred Payment set forth above, any remaining net profit will be allocated forty percent (40%) to the General Partner and sixty percent (60%) to the Limited Partners, based on their percentage ownership in the Partnership.

However, the General Partner shall not participate in the profits of the Partnership until such a time as all Limited Partners (including holders of both Preferred and Common Limited Partnership Interests) have received complete repayment of the amounts invested. This means that until such time as all Limited Partners have received complete repayment of the amounts invested, all net profits (after the Partnership pays all expenses, and pays the Holders of Preferred Limited Partnership Interests the Preferred Payment set forth above), any remaining net profit will be allocated one hundred percent (100%) to the Limited Partners, based on their percentage of ownership in the Partnership.

Allocation of Profits & Losses:

Each Limited Partner in the Partnership and the General Partner will have a "book" Capital Account (defined hereafter) and a "Tax" Capital Account (defined hereinafter), the initial balance of each of which will be the amount contributed to the Partnership by such Limited Partner. Any increase or decrease in the Net Asset Value (as defined in the LPA) of the Partnership will be allocated among the General Partner and Limited Partners on a monthly basis and will be added to or subtracted from the Book Capital Accounts of the Limited Partners in the ration that each Limited Partner's Book Capital Account bears to all Limited Partner's Book Capital Accounts. Distributions of net realized gain, which are intended to be done on a quarterly basis, shall not be considered a return of capital and shall not have any effect on a Limited Partner's Capital Account. All profits and/or losses will be allocated forty (40%) to the General Partner, and sixty (60%) amongst the Limited Partners.

However, the General Partner shall not participate in the profits of the Partnership until such a time as all Limited Partners (including holders of both Preferred and Common Limited Partnership Interests) have received complete repayment of the amounts invested. This means that until such a time as all Limited Partners have received complete repayment of the amounts invested, all net profits (after the Partnership pays all it expenses, pays the General Partnership management fee described above, and pays the holders of the Preferred Limited Partnership Interests the Preferred Payment set forth above), any remaining net profit will be allocated one hundred percent (100%) to the Limited Partners, based on their percentage of ownership in the Partnership.

Redemptions

Redemptions are restricted as capital used by the Partnership will be placed in long-term and short-term investments of limited liquidity. Redemptions will only be permitted when cash is available to the Partnership, and only when expressly authorized by the General Partner. The General Partner does not anticipate authorizing any redemptions.

Distributions

Any and all distributions of net profit shall be made in the discretion of the General Partner. Nevertheless, it is the intention of the Partnership, in general, to make distributions of all or a portion of a Limited Partner's net realized gain that is available in cash, and to do so on a quarterly basis, within 45 days of the close of each quarter. Distributions will be made as a result of profits during the previous quarter. Any such distributions will have no effect on any Limited Partner's Capital Account. Distributions of profit shall not be deemed as a return of capital and no capital will be returned through such distributions. It is intended that Distributions of net realized gains that are available in cash will not be deemed a return of a Limited Partner's invested capital.

Reporting and Pricing

Following the end of each fiscal year, an annual report of the Partnership, prepared by an independent agency, shall be prepared and electronically mailed to each Limited Partner.

For more information see the complete offering documentation at www.tenacityproperties.org.

The Twist

Traditionally Land Development projects had three challenges that posed immediate barriers to entry for many potential investors:

1. Time span from invested dollars ($) to repayment/profit: For most land development projects there is a three to five-year (3-5) commitment of funds for the project from start to completion. Tenacity has partnered with a dedicated Project Management Firm who has fully completed a breadth of commercial real estate projects inclusive of land arbitrage projects in scope of our offering and thus reduces the typical time from funded project loan to project completion down to eighteen months (18) to twenty four (24) months. That simple change creates a velocity of money often not seen in the land development space.
2. Deal Creation/ Public Listings: Many times, offerings will include time for research to find and secure deals to provide as the actual offering. This could take extensive time depending on the criteria that the General Partner has which means your money is not used until a project works for the General Partner. Tenacity's exclusive partnership with an established Land Development firm we

have already secured the land parcels; thus, once we reach our minimum for funding a deal your money is quickly put to work.

3. Legal Mandate of being an "Accredited" investor: Generally, to be an "Accredited Investor," an investor who is a natural person must either: (a) have a current net worth, individually or jointly with one's spouse, in excess of One Million Dollars ($1,000,000), excluding the value of the primary residence of such natural person, calculated by subtracting from the estimated fair market value of the property; or (b) have had an individual income in excess of Two Hundred Thousand Dollars ($200,000), or a joint income with one's spouse in excess of Three Hundred Thousand Dollars ($300,000), in each of the two most recent taxable years and reasonably expect to earn the same level income in the current taxable year. Tenacity, in partnership with Silicone Prairie Holdings (SPPX), offers a *regulated* MNvest Crowdfunding Portal that allows additional Non-Accredited investors to participate in the offering.

Based on a strong foundation outlined above, Tenacity is uniquely positioned to welcome a variety of investors and put their money to work quickly; allowing the velocity of their funds to do the hard work. The power of this model is founded in sustainability and the ability to replicate and continue to grow our wealth engine.

1.2 Services

Tenacity Holdings, LLC offers, with their partners, the ability to acquire control of land currently zoned for agriculture or other uses, re-entitle it for an alternate use and ultimately sell to developer(s) or builders. Preliminary due diligence is complete, and the process is ready to begin for a Master Planned Community concept. We are seeking equity investor(s) to provide funding for pre-development costs (in full or in part) of a specified number of sites.

Our go to market rate is:

- Fifty Thousand ($50,000) minimum investment to hold one (1) interest as a Limited Partner
- Preferred Limited Partner(s) are those that purchase the first ten (10) units raised will have a higher rate of return on those units

Accredited Investors

Tenacity provides offerings into land development to previous, current, or future investors who are documented "Accredited" (as outlined above and/or through the SEC) through our Silicone Prairie secure portal.

Non-Accredited Investors

Tenacity welcomes investors who would traditionally be labeled as "Non-accredited" investors to review the offering(s) through our Silicone Prairie secure portal. The documentation housed in this portal allows for a meaningful review of the offering in its entirety and how the investment funds will be allocated and used.

1031 Exchange (or other Real Estate exchanges) Options

Tenacity has the capability to *take* a 1031 exchange into their offering. This will allow those that have a current for future 1031 exchange to place their gains from the sale passively into land development a like for like.

Current or Past Multi-Family Owners

Tenacity is offering a passive investing model that provides a cure for "Tenants, Termites, and Toilets"; allowing for continued growth of their current investment funds without "ownership" hassles.

Existing Angel Investor Groups

Tenacity provides a vehicle for established Angel Investor Groups to diversify their investment mix into land development. Often Angel Investor groups look at a multitude of factors before investing and leveraging our secure Silicone Prairie Portal allows them access to the terms at a glance.

1.3 What Drives Us

Tenacity is passionate about passive real estate investing with like-minded people. We are guided by our quest to create generational wealth for our investors and ourselves via land development. By welcoming all types of investors, we believe that begets a greater community of people focused on shared goals. Our goal is to remove as much friction a possible for our investors by providing a method of passive investing offering(s) that allow for continual reinvestment while wealth grows through serial projects. We thrive in an environment where faith, family, and friends are at the forefront; ensuring that we are creating mutually beneficial exchanges of abundance.

1.4 The Plan for 2020

The outline for our 2020 includes:

- Launch revised Tenacity Website in Q2 2020
- Launch hosted portal by Silicone Prairie Q2 2020
- Achieve the minimum raise outlined in this plan by October 31, 2020.
- Fund a project through our Project Management Firm by December 31, 2020.
- Release a second raise opportunity by December 31, 2020.

1.5 Possible Exit Strategies

While it is premature to discuss an exit from a business we are launching, the reality of starting a business is stacked against every entrepreneur. Approximately 90% of all businesses started will fail in the first year and those that do survive around 80% fail in year two. This means that for every 100 businesses created around 2 will survive long enough to celebrate their third year in business.

The following scenarios are meant to be illustrative only and represent *potential outcomes*, and are by no means exhaustive:

1.5.a   Cease Operations

In this scenario the company would cease operations due to market or regulatory forces it no longer becomes viable to maintain operations. Operational costs would be minimized to the bare minimum necessary to keep things active until the sunset of any remaining assets. If Tenacity does not reach its minimum raise to fund a project all funds invested into the portal would be refunded back to each investor in a timely manner.

1.5.b   Merger or Divestiture

While our operating costs are closely managed, our partners already contracted, and our margins strong enough to fully provide our services today; due to market pressures or the costs associated with our project, it might be advantageous to combine land development operations with another local or national provider. The other scenario similar in vein would be a divestiture of the land development operations to focus on other profitable ventures.

1.5.c   Acquisition

In this scenario we become acquired by a 3rd party company. Possible candidates are established real estate investor or firms looking for a new source of revenue who see value in our established land development deals and team.

1.5.d   Reverse Merger

In this scenario we find a publicly held shell corporation that is thinly traded on an exchange such as Nasdaq; we would reverse-merge with the company and take over and rebrand.

1.5.e   Traditional Public Offering

In this scenario we partner with traditional Wall Street investment banks to do a classic Initial Public Offering (IPO).

2.   Company Description

2.1 Objectives

Our path is to become a nationally recognized Real Estate Investing brand where our investor network is our top priority to:

- Become the preferred investing brand by generating highly attractive rates of return on invested funds
- Leverage our knowledge, partnerships, and experience to continually reinvest in land development offerings throughout the US
- Allow investors to hedge against inflation and protect their funds
- Produce and allow for generational wealth and creating a meaningful legacy

2.2 Mission Statement

To be a nationally recognized Brand for Real Estate investments; where our investors become true partners based on a strong foundation of faith, fanatical integrity, and exclusive investment offerings. To build lives worth living and legacies worth leaving. "The major fortunes in America have been made in Land" – John D. Rockefeller

2.3 Legal Structure

A Minnesota Corporation formed in December of 2017, creating a Limited Liability Corporation of Tenacity Holdings, LLC. A legal operating agreement has been created outlining all the aspects of running Tenacity Holdings, LLC.

2.4 Location

Tenacity Holdings, LLC main office is located at 11950 75th Street NE Otsego, Minnesota 55301. This location is located 35 miles outside of the Minneapolis / St. Paul area.

2.5 Principal Members

Tessa A. Kennedy, Founder & CEO

Tessa has a long track record of success through a varied background focused on business acumen, developing relationships, and finding mutually beneficial programs for both herself and her clients. Delivering top notch value, timely implementation, and unsurpassed returns Tessa is a strong advocate for finding the right solution for the right situation.

Tessa graduated Cum Laude from Viterbo University (La Crosse, Wisconsin) and began working for a fortune 100 company where she moved up the ranks and was managing director working directly with merchants on getting the best value out of their programs while producing 10%+ YOY returns to them. She won President's Club award; where the company celebrates the top 3% of the employees within the company in regard to results and positive client scores. In 2011 she was selected out of 280 candidates to oversee and drive a new product and program release in Asia; relocating to Sydney, Australia for one year. The program successfully launched on month 9 with results of 8% higher than projected and with 30 more employees hired then planned. She drove this success while finishing her last year of her master's degree in Business Administration (MBA) from the University of Mary where she graduates Manga Cum Laude in December of 2011.

She leveraged her keen knowledge, extensive experience in budget management, and fifteen years of progressive and varied business leadership successes to transition into small commercial real estate acquisition. Once she entered that space, she found her true calling and quickly focused on how to scale up her knowledge and access to large asset classes. Tessa actively participated within several Real Estate Investing groups to partner with a hugely successfully group of like-minded people dedicated to helping people make their money work for them in ways they never imaged while at the same time making communities better, stronger, and set up for success. Tessa has based her life work on finding the best solutions for her clients; and that will continue to develop as Tenacity Holdings continues to grow.

Board of Advisors*

Mark E. Ketchum, Partner

please refer to our website for full biographies on all our partners

3. Market Research

3.1 Industry

The Real Estate Investing market is large and diverse in which ways an investor can participate. With varied strategies to enter into Real Estate Investing it often requires in-depth research, a risk profile, and ultimately understanding out the desired outcome is within the Real Estate sector.

The Multi-housing and commercial sector once again reigns as the most liquid asset type in the U.S. with approximately $167B in transaction volume in 2019. This represents a widening proportion of commercial real estate liquidity, up 1.3 percentage points to 35%, as investors continue to deploy elevated capital into the sector. Momentum remains strong and there is an abundance of debt and equity capital in the market. Institutional investors are expected to demonstrate more selected behavior, which is likely to result in heightened opportunities for private capital, including high-net worth individuals. The plethora of closed-end funds targeting multi-housing assets in the U.S. totaling approximately $67.5B in fund closings since 2016 – will provide an ongoing source of liquidity.

Investors are disciplined on where capital is placed. Value-add assets are marked the strongest interest from investors of late, creating competitive bidding pool and driving prices to fresh highs. Recent passages and enactment of expanding rent control regulations in California, Oregon, and New York City have renewed concerns about affordable housing; this legislation introduces a greater uncertainty into the long-term performance of this asset class.

3.2 Market

Our market for investors will be Global; we are not limited to location for our investor base. We will work with both accredited and non-accredited investors; we will leverage our partnerships to classify each investor into each category. We will market our offerings to a diverse group of individuals and groups of investors.

3.3 Competition

We operate in a highly competitive and rapidly changing marketplace and complete with a variety of both large and small organizations that offer similar offerings. We believe that the principal competitive factors in the industries in which we compete include: Skills and capabilities of People, industry experience, ability to add business value and improve performance, reputation and established critical business partnerships, ability to close on real estate deals in a reliable and timely basis, and a strong project pipeline of opportunities.

There will be competition Nationally; highlighted below are some of the large Real Estate Development and advisor groups:

- Marcus & Millichap
- Cushman & Wakefield
- CBRE

And many other local and regional companies who participate in some sort of land development or land selling arm of their companies. We believe that most of our competition would be in the form of other real estate investing options versus land development companies like the ones listed above. Ensuring that the investor understand passive versus active investing and the benefits of land development over multifamily or commercial ownership.

3.4 Competitive Advantage

We believe that we have built a strong foundation for success that will allow us to create a unique and successful niche within the wide range of Real Estate Investing.

Our Portal company has created trademarked technology that allows users to solicit a wide range of investors both accredited and non-accredited. They have fully integrated ASCH account management capabilities that follow the industry best enrollment practices. This creates a seamless and friction-free investment experience for our investors. Once their accounts have been confirmed, investors are free to leverage them to make investments and, in the future, receive dividends. The portal is highly integrated with social media sites such as Twitter, Facebook, LinkedIn, and Instagram.

Together with our established partner network we have a strong and robust five to seven (5-7) year integrated pipeline of development deals to close on. We have the land opportunities secured, the project management team in place, the selected contractors for the work, and a sophisticated list of buyers which put us in a strong position to put our investors' money to work quickly and often; leveraging the velocity of money for our offerings.

Tenacity and their partner network have a combined 100+ years of business, real estate, budget, and project management experiences over a vast array of ventures. With their varied backgrounds the company is set up for multi-layered success in project completion, money management, closing and execution of completed land deals, and ensuring regulatory and legal requirements during the entire process.

3.5 Regulation

The Company is subject to and affected by laws and regulations of the U.S. federal and state governmental authorities. These laws and regulations are subject to change. **Additionally, the Securities & Exchange Commission (the "SEC") regulates the exemption, registration, and sale of securities. Any SEC regulatory changes could affect our business. (do we need this or is this just for Silicone)**

4. Product / Service Line

4.1 Services

Our Company offers passive investing opportunities to both accredited and non-accredited investors. The Company CEO, advisor, and business partners secure the land, the project management team, the construction contractors, and close on the land real estate deal. The Company uses the invested capital from all its investors to provide a "working loan" to the project team to complete the work. Once the work has been completed in eighteen to twenty-four (18-24) months the land is then sold and the "working loan" and any profits are moved into a regulated bank account for distribution according to the legal agreement.

4.2 Pricing Structure

- $50,000 (one unit) investor purchase to be included in any of the offerings
- There is no maximum on Units purchased, however, it can only equal the total of the raise and nothing beyond.

4.3 Service Lifecycle

- Marketing Phase to educate potential investors
- Introduce website and portal for review for interested investors | Answer Questions and strengthen our relationship
- Request a soft commit from potential investors | sign up via portal
- Monitor investor portal for funding milestones; re-engage potential investors/kick off another marketing phase if needed
- Close the fund raise when investment floor is met; engage investors registered about moving money to escrow account to close on offering
- Wire funds to Project Management Team to kick off the work on the project
- Re-engineering of the land occurs
- Land is ready for sale; marketing to potential buyers
- Close on land; wire funds back into escrow account
- Determine dividend and repayment schedule for investors
- Discuss tax-deferred re-investment options
- Engage on next raise and project offering; repeat process

4.4 Research & Development

The Company conducts ongoing research and development in the area of real estate investing; with specific focus on land development and land arbitrage.

TIMING

Tenacity monitors the market growth rate of the land development space; we want to keep our finger on the pulse for how the market is performing within the land development space as well as other real estate investments. This allows us to have timely and relevant discussions with our current and future investor network regarding our offerings and how they compare to the market.

RISK

Inherently, real estate investing is a higher level of risk because there is no guarantee of profit. Tenacity works diligently to mitigate the overall risk of their offerings. They have a strong pipeline of land to develop, work with tenured and experienced partners, leverage the strong project management team that does this work year after year, and provide transparency to our investors through the entire investing process.

COST

For a successful offering where investors what to continue partnering with us Tenacity assiduously manages the project budget. Ensuring that the pre-development due diligence is as accurate as possible allows us to set the correct expectations of development costs and projected returns. Tenacity's overall goal is to maximize the long-term return on investment for our partners.

5.   Marketing & Sales

5.1 Growth Strategy

Tenacity will launch its first capital raise in Q2 of 2020. The minimum purchase per unit is $50,000 and we will need to raise a minimum of $534,000 before we can move the funds into escrow and initiate a project. The funds will be used for engineering and development costs of the land into a more useable form.

Initially we have socializing our investing opportunities with our friends and family network, meetup sessions, and other local real estate investor sessions. We have the goal of doing two (2) quality raises (offerings) in 2020.

Tenacity will continue engage, enhance, and drive equity for their partners. We will have quality and relevant personal interactions with current and potential investors. We will continue to mine for new connections via different venues to continue to engage the right investor base for our offerings. We will work to enhance our presence, name recognition, and significance in the Real Estate investing space. This will allow is to have a greater reach to more potential investors by being more visible locally, nationally, and online. Tenacity will continue to drive a seamless and frictionless experience for their investors to grow their equity. We will facilitate enablement process in its entirety and allow for passive income to grow and mature as quickly as possible.

5.2 Communication

Electronic mail, phone calls, in person meetings, social media, email marketing, and in-portal communication channels will be leveraged to begin with. We are extremely comfortable using each of all these communication delivery methods. Once we have a rhythm of understanding best ways to communicate with CURRENT investors we will modify; and we will continue with all the varying methods to attract new investors.

The Portal company we are partnering with as the ability to socialize via Twitter, Facebook, and LinkedIn currently. Thus, reinforcing the same message on our website and email templates through both our own social media as well as the Portal companies.

5.3 Prospects

Through our early conversations and consultations with friends, family, and business connections we have identified several ready clients for investing in our first offering.

We have become active members and organizers in over 30 meetup group and Facebook groups that center around real estate investing to further penetrate our offering to group members looking for passive investing. Our plan is to socialize the seamless process of the portal where privacy and protection are the foundation and allow potential investors timely and relevant access to our offering documents.

The long-term value proposition for Tenacity is building investor relationships; focusing on trust, transparency, and results. Cycling their investment continually through new projects were the goal would be to exponentially grow their money to create generational wealth.

6. Financial Projection

6.1 Profit & Loss

There are no sales to date as the venture has not launched. The costs associated with the business include the Silicone Portal Agreement of $2,500, Legal Operating Agreement fee of $2,500, and Website Design Services by Flying Orange for $1,000.

6.2 Estimated Offering Budget

TYPCIAL LAND COST
Land 100 Acres @ $1,000,000 = $10,000 per acre

Engineering Tasks	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9
Civil Engineering	$ 5,000	$ 5,000	$ -	$150,000	$150,000	$150,000	Permit		
Architectural Renderings	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
File Zoning Case	$ 5,000	$ 4,000	$ 4,000	---------------------------------------			*Zoning Complete*		
Marketing	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
CAD Video	$ -	$ 5,000							
Totals	$ 30,000	$ 34,000	$ 24,000	$170,000	$170,000	$170,000	$ 20,000	$ 20,000	$ 20,000
Monthly Totals	$ 30,000	$ 64,000	$ 88,000	$258,000	$428,000	$598,000	$618,000	$638,000	$ 658,000

Land Purchase

Soft Earnest Money	$ (25,000)			$ (10,000)	<--extension
Hard Earnest Money				$ 35,000	
Closing Cost				$965,000	

LAND & ENGINEERING... $ 1,658,000
RECLAMATION COST.. $ 450,000
TOTAL BUDGET... $ 2,108,000

NEW LAND VALUE... $ 24,000,000
- *20 Acres Reclaimed and Zoned for 60 Units per acre = 1,200 Units @ $20,000/unit*
- *First lien position in tact for remaining 80 acres of owned land.*

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on December 12, 2017, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity and currently has no financial statements. The Company intends to retain an accountant to prepare annual financial statements.

Risks Associated with this Offering and the Company's Shares

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's Shares.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

The issuance of additional shares could result in substantial dilution to investors in this Offering.

The Company may sell additional Shares in subsequent offerings or in connection with acquisitions. The Company cannot predict the size of future issuances of its Shares, and any additional sales or issuances will result in dilution to your voting power and may reduce the value of your investment.

There is no market, and there may never be a market, for the Company's Shares, which may make it difficult for you to sell your Shares.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Company's Shares, the ability of holders of its Shares to sell such Shares, or the prices at which holders may be able to sell such Shares.

We cannot provide assurance regarding distributions.

The Company anticipates that it will make distributions to its Members. However, we may use any earnings generated from our operations to finance our business and cannot assure you of the actual date that the Company will begin making cash distributions to its Members.

The Company's officers and governors may be subject to indemnification by the Company in connection with this Offering.

The Company's Articles of Organization and Bylaws and Minnesota law provide for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Shares may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE OFFERING

9. What is the purpose of this offering?
The purpose of this offering is to raise sufficient capital for the Company to acquire interests in one or more limited partnerships which invest in Şland arbitrageŤ transactions.ă For more detailed information see the CompanyŠs business plan attached hereto.

10. How does the issuer intend to use the proceeds of this offering?
MISSING FILE See business plan

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

> **NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**
>
> **The intermediary will notify investors when the target offering amount has been met.**
>
> **If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**
>
> **If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**
>
> **If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

TENACITY HOLDINGS, LLC
OFFERING STATEMENT

Made Pursuant to Rule 201

1,000,000 Preferred Units at $1.00 per Unit

Date of this Offering Statement: January 19, 2021

Target Offering Amount: $534,000.00

Deadline to reach the target offering amount: July 28, 2021

IF THE SUM OF THE INVESTMENT COMMITMENTS DOES NOT EQUAL OR EXCEED THE TARGET OFFERING AMOUNT AT THE OFFERING DEADLINE, NO SECURITIES WILL BE SOLD IN THIS OFFERING, INVESTMENT COMMITMENTS WILL BE CANCELLED AND COMMITTED FUNDS WILL BE RETURNED.

The purpose of this offering is to raise sufficient capital for the Company to acquire interests in one or more limited partnerships which invest in "land arbitrage" transactions. For more information see the section herein captioned as "THE COMPANY" and the Company's business plan attached hereto.

The Company's existing members have contributed an aggregate amount of $100.00 in exchange for 100 Common Membership Units. If the maximum number of Units is sold in this Offering, the Members of the Company prior to this Offering will collectively own 100% of the voting rights in the Company and 40% of the financial rights.

The value of the securities offered pursuant hereto has been arbitrarily determined.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. Further, investors in this offering will be subject to the decisions of the Company's managers and voting members as to a variety of issues including but not limited to the transactions in which the Company invests, additional issuances of securities (which may dilute the investors' interests in the Company), a sale of the issuer (whether it be a sale of assets or stock of the issuer) and other transactions with related parties.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY

The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota. The Company is not in violation of any of the provisions of its Articles of Organization, Operating Agreement or other organizational or charter documents.

The Company has all power and authority to: (i) conduct its business as presently conducted and as proposed to be conducted; (ii) enter into and perform its obligations under this Agreement and any other documents relating to the Offering which may be referenced herein (collectively, the "Transaction Documents"); and (iii) issue, sell and deliver the Units. The execution and delivery of each of the Transaction Documents has been duly authorized by the necessary corporate action. This Agreement has been duly executed and when delivered will constitute, and each of the other Transaction Documents, upon due execution and delivery, will constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms (i) except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and except that no representation is made herein regarding the enforceability of the Company's obligations to provide indemnification and contribution remedies under the securities laws and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

The Company seeks to invest in one or more limited partnership interests in various limited partnerships which invest in "land arbitrage" type transactions in which the limited partnership will take control of various parcels of real estate and convert them to a more valuable use. An example would be taking control of an agricultural parcel of real estate and converting it to commercial use. These parcels of real estate will then be sold to builders, developers, etc. for profit. These limited partnerships also seek capital for the purpose of developing "tax credit" type transactions. An example would be developing vacant, tax-forfeited real estate in an Economic Recovery Zone with much needed affordable housing and other mixed-use commercial spaces using tax credits. These limited partnerships may also conduct other commercial real estate business activities. Pursuant to the Operating Agreement, the Company's Board has the discretion to invest Company funds into a variety of limited partnerships and/or projects overseen by said limited partnerships from time to time.

The Company's principal place of business will be located at 11950 75th Street NE, Otsego, MN 55301.

The Company was founded and is managed by the following individuals:

Tessa A. Kennedy, Founder & CEO, Governor

Tessa has a long track record of success through a varied background focused on business acumen, developing relationships, and finding mutually beneficial programs for both herself and her clients. Delivering top notch value, timely implementation, and unsurpassed returns Tessa is a strong advocate for finding the right solution for the right situation.

Tessa graduated Cum Laude from Viterbo University (La Crosse, Wisconsin) and began working for a fortune 100 company where she moved up the ranks and was managing director working directly with merchants on getting the best value out of their programs while producing 10%+ YOY returns to them. She won President's Club award; where the company celebrates the top 3% of the employees within the company in regard to results and positive client scores. In 2011 she was selected out of 280 candidates to oversee and drive a new product and program release in Asia; relocating to Sydney, Australia for one year. The program successfully launched on month 9 with results of 8% higher than projected and with 30 more employees hired then planned. She drove this success while finishing her last year of her master's degree in Business Administration (MBA) from the University of Mary where she graduates Manga Cum Laude in December of 2011.

She leveraged her keen knowledge, extensive experience in budget management, and fifteen years of progressive and varied business leadership successes to transition into small commercial real estate acquisition. Once she entered that space, she found her true calling and quickly focused on how to scale up her knowledge and access to large asset classes. Tessa actively participated within several Real Estate Investing groups to partner with a hugely successfully group of like-minded people dedicated to helping people make their money work for them in ways they never imaged while at the same time making communities better, stronger, and set up for success. Tessa has based her life work on finding the best solutions for her clients; and that will continue to develop as Tenacity Holdings continues to grow.

Mark E. Ketchum, Governor

Mark is a Governor of Tenacity Holdings with 20 years' experience in project management, global operations, and global supply chain. He has served in executive leadership roles within the medical device industry for most of this time. He studied Mechanical Engineering at the University of North Texas, is a certified six sigma black belt, professional speaker, and accredited by a wide range of quality and operations industry organizations.

Mark played Division I football for the University of North Texas and US Air Force Academy. He actively serves as a volunteer high school and youth coach for baseball and football in his hometown community.

Mark's passion for real estate development stems from a life motto of paying it forward. Building communities, improving family options, and rejuvenating existing communities are primary focus areas of his daily commitment to the success of the Tenacity Holdings.

Prior to this Offering, the Members of the Company are as follows:

Member's Name and Address	Number of Units	Percentage Interest
Tessa Kennedy	100 Common Units	100%
Total		**100.00%**

Such Members contributed an aggregate amount of $100.00 in exchange for 100 Common Membership Units. If the maximum number of Units is sold in this Offering, the Members of the Company prior to this Offering will collectively own 100% of the voting rights in the Company and 40% of the financial rights.

Risk Factors. The acquisition of an ownership interest in the Company involves a high degree of risk. Investors who cannot afford the loss of their entire investment should not participate in the financing. In evaluating the Company and the Company's business, investors should carefully consider the risk factors set forth herein, in addition to other information provided by the Company.

Use of Proceeds. The Company intends to use the proceeds of this Offering (prior to payment of Offering expenses) to invest in one or more limited partnership interests in various limited partnerships which invest in "land arbitrage" type transactions in which the limited partnership will take control of various parcels of real estate and convert them to a more valuable use. An example would be taking control of an agricultural parcel of real estate and converting it to commercial use. These parcels of real estate will then be sold to builders, developers, etc. for profit. These limited partnerships also seek capital for the purpose of developing "tax credit" type transactions. An example would be developing vacant, tax-forfeited real estate in an Economic Recovery Zone with much needed affordable housing and other mixed-use commercial spaces using tax credits. These limited partnerships may also conduct other commercial real estate business activities. Pursuant to the Operating Agreement, the Company's Board has the discretion to invest Company funds into a variety of limited partnerships and/or projects overseen by said limited partnerships from time to time. For more information please see the Company's Business Plan. The use of proceeds set forth therein represents an estimate only of the use of the net proceeds of the Offering based upon the Company's plans and current economic and industry conditions, and is subject to reallocation of proceeds between or among the categories listed above or to new and additional areas of use.

The costs and expenses incurred in the organization of the Company and the initial offering of Interests for sale including, without limitation, fees and expenses of the organizers, accountants, attorneys, printing costs and promotional expenses shall be reimbursed to those individuals.

The Company will be obligated to pay other annual operating expenses on an ongoing basis, including periodic legal, accounting, auditing, filing, administrative and other regular operating expenses and extraordinary expenses, if any, as well as continuing offering expenses.

<u>Current Capitalization</u>. The following table sets forth the actual capitalization of the Company as of June 1, 2020, and on an as-adjusted basis to reflect sales of the maximum amount of the Units offered in the Offering, at $1.00 per Unit, prior to deduction of estimated legal, accounting and other Offering expenses. The table does not reflect the use of proceeds.

	Actual	**As Adjusted - Maximum**
Member Equity		
100 Common Units issued and outstanding; and 100 Common Units and 1,000,000 Preferred Units out-standing if the maximum Units in this Offering are sold	$100.00	$1,000,100.00

<u>Dilution</u>. There will be little, if any, dilution to investors in this Offering. The existing Members contributed $100.00 equity in the aggregate. Investors in this Offering will contribute cash. The expenses of this Offering may reduce the net tangible book value per Unit by a nominal amount.

<u>Description of Units/Operating Agreement</u>. Each Unit holder will receive one Unit in the Company for every $1.00 invested. The minimum investment is 10,000 Units; however, at the sole discretion of the Company, a holder may acquire fewer than the minimum number of Units. Each Unit represents a pro rata ownership interest in the Company's capital, profits, losses and distributions. Unit holders who are also Members have the right to vote and participate in the Company's management, as provided in the Company's Operating Agreement, as amended. Except as set forth in the Company's Operating Agreement, holders of Units have voting rights, preferences and privileges in proportion to their respective membership interests in the Company. Distributions shall be made to the Company's Members as set forth in the Operating Agreement.   The Units are also subject to certain restrictions on transfers pursuant to the Operating Agreement. *See* Operating Agreement attached hereto. The Operating Agreement further provides (a) the Company shall make annual distributions to each Unit holder sufficient to pay each such holder's Federal income tax liability relative to such holder's pro rata share of the Company's profits; and (b) discretionary distributions, to the extent made, shall be distributed as follows: the amount, if any, of distributions will be determined by the Board and will be distributed to the Members as follows: (i) sixty percent (60%) of the amount(s) to be distributed to the Members shall be distributed to the holders of the Preferred Units on a pro rata basis; and (ii) forty percent (40%) of the amount(s) to be distributed to the Members shall be distributed to the holders of the Common Units on a pro rata basis.

Purchase Price of Units. The purchase price of the Units has been established at $1.00 per Unit. This price per Unit was determined solely by the Company and is arbitrary. The purchase price should not be considered a determination of the actual present or future value of the Units.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
Explain: See Operating Agreement

16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.
MISSING FILE The Company has previously issued 100 common membership interest units, which units entitle the holder to voting and financial rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on December 12, 2017, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity and currently has no financial statements. The Company intends to retain an accountant to prepare annual financial statements.

Risks Associated with this Offering and the Company's Shares

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's Shares.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

The issuance of additional shares could result in substantial dilution to investors in this Offering.

The Company may sell additional Shares in subsequent offerings or in connection with acquisitions. The Company cannot predict the size of future issuances of its Shares, and any additional sales or issuances will result in dilution to your voting power and may reduce the value of your investment.

There is no market, and there may never be a market, for the Company's Shares, which may make it difficult for you to sell your Shares.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Company's Shares, the ability of holders of its Shares to sell such Shares, or the prices at which holders may be able to sell such Shares.

We cannot provide assurance regarding distributions.

The Company anticipates that it will make distributions to its Members. However, we may use any earnings generated from our operations to finance our business and cannot assure you of the actual date that the Company will begin making cash distributions to its Members.

The Company's officers and governors may be subject to indemnification by the Company in connection with this Offering.

The Company's Articles of Organization and Bylaws and Minnesota law provide for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Shares may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer: Not Applicable
// MISSING FILE Not applicable

25. What other exempt offerings has the issuer conducted within the past three years? : Not Applicable

//MISSING FILE None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any governor or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
MISSING FILE Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes   ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. MISSING FILE The Company has limited data and history regarding its operations.ă For more information, see the Company's Business Plan.ă

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
MISSING FILE The Company has had no activity to date and has not previously prepared financial statements.ă The Company presently has no assets, liabilities or income.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

(C) engaging in savings association or credit union activities? ☐ Yes ☒ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
☐ Yes ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

OPERATING AGREEMENT OF TENACITY HOLDINGS, LLC

This Operating Agreement ("Agreement") is made effective as of the 1st day of June, 2020, by and among, **Tenacity Holdings, LLC**, a Minnesota limited liability company (the "Company") with an address of: 11950 75th Street NE, Otsego, Minnesota 55301; and **Tessa Kennedy** (hereinafter collectively as the "**Members**" and individually as a "**Member**").

RECITALS

A. The undersigned constitute all of the current Members and Governors of the Company; and

B. Each of the undersigned wishes to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual promises contained in this Agreement, the Members agree as follows:

ARTICLE I
DEFINITIONS

Section 1. Definitions. The terms defined in this Article I (except as may be otherwise expressly provided in this Agreement or unless the context clearly requires otherwise) shall, for purposes of this Agreement, have the following respective meanings:

1.1   "Act" means the Minnesota Revised Uniform Limited Liability Company Act contained in the Minnesota Statutes, Chapter 322C. The Company hereby elects to be "Governor-Managed" pursuant to the terms of the Act.

1.2   "Applicable Rate" means a rate of interest equal to the greater of

      a. the rate published by *The Wall Street Journal*, or any similar successor publication, as its "Prime Rate"; or
      b. six percent (6%).

1.3   "Articles of Organization" means the Articles of Organization of the Company, as the same may be amended from time to time to the extent expressly permitted hereunder.

1.4   "Board" or "Board of Governors" means the Board of Governors of the Company.

1.5   "Bona Fide Offer" means a writing setting forth the bona fide good faith intention of a Qualified Person delivering such writing to purchase Membership Units stating the consideration to be paid therefore, the method of payment, and all other material terms and conditions of the offer.

1.6   "Capital Account" means the account of a Member, which is established and maintained in accordance with the provisions of the Act.

1.7   "Capital Contribution" means the total amount of cash and/or the fair market value of property contributed or agreed to be contributed by a Member as a capital contribution upon becoming a Member of the Company.

1.8   "Common Units" means the Company's Common Membership Interest Units, the holders of which are entitled to one (1) vote per unit of Common Units held by such Member, and a share of profits, losses and distributions as more fully specified herein. All references within this Agreement to "the Membership Units entitled to vote" shall be deemed to refer to the Common Units only.

1.9   "Confidential Information" means any information not generally known by third parties, and such term includes, but is not limited to, Company's reports, finances, accounting and legal matters, and/or any other information that a Member, Governor, or Manager know(s) or should know that the Company intends to treat as confidential.

1.10   "Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference to specific sections of the Code shall be to the section as it now exists and to any successor provision.

1.11   "Contribution" means the total amount of money and/or the value accorded by the Board of Governors to property or services contributed by a Member to the Company with respect to his, her, or its Membership Units.

1.12   "Distribution" means the total amount of cash and/or the fair market value of property distributed by the Company to Members from time to time with respect to their Membership Units.

1.13   "Fair Market Value" means an amount equal to the aggregate cash present value of the Units being valued determined in accordance with Section 6.10 hereof.

1.14   "Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement.

1.15   "Governor" means a person serving on the Board of Governors. As of the date of this Agreement, the Company's Governors shall be Tessa Kennedy and Mark Ketchum.

1.16   "Incompetence of a Member" means a Member for whom a legal guardian and/or conservator is appointed because of medical related reasons, as well as a Member unable to perform the acts and services that the Member has theretofore customarily carried out as a Member for a period of six (6) consecutive months. Nothing herein is intended to conflict with the Americans with Disabilities Act or similar state or local laws.

1.17   "Manager" means a person elected, appointed, or otherwise designated as a manager by the Board of Governors, and any other person considered elected as a manager pursuant to the Act.

1.18   "Member" means a person or entity listed in **Schedule A** as the owner of one or more Membership Units of the Company who has signed this Agreement; any such person's heirs, executors, administrators, and personal representatives; any such person's or entity's successors; and any assigns of Membership Units, Governance Rights or Financial Rights as permitted by the Act, the Articles of Organization, and this Agreement, and as reflected in **Schedule A**. When the Rights attributable to a Membership Unit have been separated, references to Member shall mean the holder of the Rights related to such Membership Unit as appropriate in the context.

1.19   "Membership Unit" or "Unit" means one of the units created by the Company's Articles of Organization or other agreements of the Company into which the Members' ownership interests in the Company are divided, each such Membership Unit consisting of Rights, the right to assign such Membership Unit or any rights attributable to such Membership Unit, and to separate the Rights attributable to a Membership Unit and separately assign such rights, all in accordance with the Act, the Articles of Organization of the Company, and this Agreement.

1.20   "Net Income" and "Net Losses" mean the profits and losses of the Company, as the case may be, as determined for federal income tax purposes as of the close of each of the fiscal years of the Company.

1.21   "Permitted Transfers" shall have the meaning ascribed to it in Section 6.2.

1.22   "Preferred Units" shall means the Company's Preferred Membership Interest Units, the holders of which are entitled to a share of profits, losses and distributions as more fully specified herein.

1.23   "Purchaser" shall mean a person and/or entity that has chosen to acquire Units of any Transferring Member.

1.24   "Remaining Members" shall mean that in the event any Member constitutes a Transferring Member under this Agreement, all Members other than the Transferring Member.

1.25   "Required Records" mean those records required to be maintained by the Company pursuant to the Act.

1.26   "Transfer" means any proposed, claimed or asserted voluntary or involuntary disposition of Units, other than a Permitted Transfer, by any Unit holder or by his agent, executor, administrator, trustee, receiver or other legal representative in any manner whatsoever including, but not limited to, disposition by gift, sale, exchange or devise, pledge, mortgage, assignment, grant or a security interest or other encumbrance, attachment, levy, or execution or seizure by creditor whether or not by judicial process, assignment for the benefit of creditors, distribution by executor, administrator or trustee, and passage under any judicial order or legal process including passage by reason of descent and distribution, dissolution of marriage, bankruptcy,

3

legal incapacity or insanity and transfer to a receiver for the administration of property of a Unitholder.

1.27 "Transferring Unitholder" means a Member whose Units, whether voluntarily or involuntarily, become subject to a Transfer, or whose Units become subject to any of the options contained in this Agreement by reason of the occurrence of any events set forth in Article VI hereof.

1.28 "Valuation Date" means the last day of the last full month preceding the month in which any Transfer or other events giving rise to an option or obligation to purchase the Unitholder's Units provided in this Agreement occurs.

ARTICLE II
AMENDMENTS

Section 2.1 <u>Amendment of Agreement</u>. No change, modification or amendment of this Agreement shall be valid or binding unless such change, modification or amendment is contained in a writing signed by the Members holding a majority of the outstanding Membership Units entitled to vote.

ARTICLE III
CONTRIBUTIONS AND MEMBERSHIP UNITS

Section 3.1 <u>Membership Units and Board Authority as to Additional Membership Units</u>. The names of the Members, their respective Contributions and the value accorded thereto, and their Membership Units are reflected on **Schedule A**, which is attached hereto and incorporated herein by reference. No additional Contributions shall be accepted or Membership Units granted by the Board without the consent of the owners of a majority of the outstanding and issued Membership Units. The Required Records shall be modified to reflect any changes in the outstanding Membership Units entitled to vote.

Section 3.2 <u>No Right to Return of Contribution</u>. No Member shall have the right to withdraw or to demand the return of all or any part of their Contribution, except as otherwise expressly provided herein. The Company shall not be liable to the Members for repayment of their Contributions.

Section 3.3 <u>Loans from Members or Third Parties to Company</u>. Subject to any other restrictions contained herein, if approved by the Board of Governors, the Company may borrow money from one or more Members or from other third party lenders at such interest rate or rates and upon such other terms as are agreed upon by the Company, provided that the interest rate on any such loans shall not exceed the rate that would apply to Company borrowing on similar terms from recognized banks or financial institutions.

Section 3.4 <u>No Interest on Contributions</u>. No interest shall be paid to any Member on Contributions.

ARTICLE IV
ALLOCATIONS OF NET INCOME AND NET LOSSES AND DISTRIBUTIONS

Section 4.1 Capital Accounts. A separate Capital Account shall be maintained by the Company for each Member. The Capital Account for each Member shall be increased by such Member's Capital Contributions and shall be decreased by Distributions made to such Member. Each Member's Capital Account shall also be increased or decreased, as the case may be, to account for allocations of Net Income and Net Losses to such Member. As of the date on which additional Contributions are made by any Member or Distributions are made in liquidation of any Membership Units, the Capital Account balances of the Members may be restated to reflect the market values of the Company's properties as of such date and the manner in which Net Income and Net Losses would have been allocated had the Company disposed of its properties on such date, all in accordance with Treasury Regulations under the Code as in effect on the date hereof.

Section 4.2 Allocations of Net Income and Net Losses. Except as otherwise expressly provided in this Agreement, Net Income and Net Losses shall be allocated to the Members in direct proportion to the Members' share of Distributions as specified within Section 4.3 herein. Allocations for federal income tax purposes shall be made in accordance with the requirements of Treasury Regulations under the Code.

Section 4.3 Distributions Prior to Liquidation. The Board of Governors shall determine from time to time whether to make any Distributions to the Members. All operating distributions shall be distributed as follows: (i) sixty percent (60%) of the amount(s) to be distributed to the Members shall be distributed to the holders of the Preferred Units on a pro rata basis; and (ii) forty percent (40%) of the amount(s) to be distributed to the Members shall be distributed to the holders of the Common Units on a pro rata basis.

Section 4.4 Distributions Upon Dissolution and Winding Up. At the time of the dissolution and winding up of the Company, following the allocation of all Net Income and Net Losses and the payment of all Company obligations, the remaining assets shall be distributed to the Members in accordance with any positive balances in their respective Capital Accounts, in direct proportion that their Membership Units bear to the outstanding Membership Units.

Section 4.5 No Distribution by Reason of Withdrawal. Withdrawal from the Company or Transfer of Membership Units shall not entitle any Member to receive any Distribution from the Company except as expressly provided hereunder.

Section 4.6 Distributions in Kind. No Member shall have any right to demand or receive a Distribution from the Company in any form other than cash, nor shall any Member be compelled to accept any distribution of property in kind except under circumstances where all Members receive undivided interests in property or substantially equivalent interests in property on the basis of their Membership Units. In the event of a Distribution of property in kind, such property shall be assumed to have been sold at its fair market value at the time of the Distribution, and the resulting gain or loss shall be allocated among the Members according to their Membership Units, and their Capital Accounts shall be adjusted accordingly.

Section 4.7   Effect of Assignment on Allocation of Net Income and Net Losses and Distributions. Net Income and Net Losses allocable to any Membership Units transferred or assigned during a year shall be allocated between the assignor and assignee based upon the length of time during any fiscal year of the Company, as measured by the effective date of the assignment, that the Membership Units were owned by each of them, or, in the discretion of the Board of Governors, based upon a cut-off of the Company books as of the effective date of the assignment. All Distributions after the effective date of the assignment shall be made to the assignee. The agreement between assignor and assignee should take into account the extent that such Distributions may be attributable to the results of operations during the time that the Membership Units were owned by the assignor.

Section 4.8 Additional Capital Contributions. The Board of Governors shall determine from time to time whether additional Capital Contributions are required. In the event that the Board makes such a determination, each Member shall make such Capital Contribution as is determined by the Board, based on the ratio which the Units owned by such Member bears to the total number of Units owned by all Members. In the event that one or more Members are unwilling or unable to make the additional Capital Contribution determined by the Board, those Members who make the additional Capital Contribution determined by the Board shall have the option to receive additional Membership Units in the Company, based on the amount of the additional Capital Contribution made by such Member. Those Members unwilling or unable to make the additional Capital Contribution determined by the Board shall receive no additional Membership Units in the Company. The number of additional Membership Units to be received shall be determined as follows:

a.   If there shall not have been a determination of the Fair Market Value of the Units pursuant to Section 6.8(a), below, within six (6) months prior to the date the Board determines an additional Capital Contribution is necessary (the "Call Date"), then the Company shall determine, within ten (10) days of the Call Date, the Fair Market Value of the Units as of the Call Date, such determination to be made pursuant to subsections (b) – (e), below.

b.   The Fair Market Value may be determined by unanimous agreement of the Members holding all of the outstanding Units of the Company entitled to vote (the "Call Date Valuation"). In the event the Members are unable to agree upon the Fair Market Value of the Units within ten (10) days of the Call Date, the Company shall on that tenth (10th) day and at its sole expense, appoint a qualified independent appraiser to determine the Fair Market Value of the Units as of the Call Date (the "First Appraisal"). Said appraisal shall be completed within fifteen (15) days of the appointment of the appraiser.

c.   If a Member disagrees with the results of the First Appraisal ("Disagreeing Member"), the Disagreeing Member shall, within ten (10) days of the date of the First Appraisal and at its sole expense, select a qualified independent appraiser to conduct a separate appraisal of the Fair Market Value of the Units as of the Call Date (the "Second Appraisal").   Said appraisal shall be completed within fifteen (15) days of the appointment of the appraiser. The Disagreeing Member shall provide a copy of the report of such independent appraiser to the Company and to all Non-Disagreeing Members. If the Disagreeing Member does not cause a Second Appraisal to be timely made, the First Appraisal shall govern and conclusively determine the Fair Market Value of the Units.

d.   If the Second Appraisal is timely made and submitted, the Fair Market Value of the Units shall be the Fair Market Value as determined by averaging the appraised values set forth in the two valuations closest to one another. The value so determined shall be the Fair Market Value of the Units as of the Call Date and shall be binding on the parties.

e.   The number of additional Units to be received by a Member making an additional Capital Contribution determined by the Board shall be equal to the amount of the Capital Contribution made by such Member, divided by the Fair Market Value of one (1) Unit as of the Call Date, as determined by subsections (a) – (d), above.

f.   All appraisers selected to make an appraisal shall be duly qualified by training and experience to competently appraise the business and assets of the Company. In determining Fair Market Value, all appraisers shall be instructed to appraise the market value of the assets of the Company and reduce there from all liabilities of the Company to determine the total Fair Market Value of all of the issued and outstanding Units. The Fair Market Value of each Unit shall be equal to the Fair Market Value of all of the issued and outstanding Units, divided by the total number of issued and outstanding Units. Each appraiser shall be instructed not to give any consideration to the fact that such Units are not readily transferable.

ARTICLE V
TAX MATTERS

Section 5.1 <u>Tax Characterization and Returns</u>. The Members acknowledge that the Company will be treated as a "partnership" for tax purposes. Within ninety (90) days after the end of each fiscal year, the Chief Manager of the Company will cause to be delivered to each person who was a Member at any time during such fiscal year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal or state income tax (or information) returns, including a statement showing each Member's income, gain, or loss and credits with respect to their Units for such fiscal year for federal or state income tax purposes.

Section 5.2 <u>Accounting Decisions</u>. All decisions as to accounting matters shall be made by the Board of Governors in its sole discretion. The Company, at the sole discretion of the Board, may make or revoke such elections as may be allowed pursuant to the Code, including the election referred to in the Code, or any successor thereto, to adjust the basis of Company property.

ARTICLE VI
TRANSFERS OF MEMBERSHIP INTERESTS

Section 6.1 Obligations of Transferees. All transferees of Units that were transferred shall take said Units subject to, and be entitled to the benefits of, all of the terms, conditions, restrictions, and agreements contained in this Agreement. As a condition precedent to the validity and completion of any Permitted Transfer or other proposed Transfer of Units, the transferee must execute a counterpart of this Agreement and such other pertinent documents, including, but not limited to, any other written agreement then in effect, or any other agreements as are deemed necessary by the Company to transfer all of the obligations and rights of the transferring Member in the Units to the transferee of such Units. Any proposed Transfer in which a proposed transferee refuses to comply with the provisions of this Section shall be null and void ab initio.

ARTICLE VII
AGREEMENT TO AVOID DISSOLUTION

Section 7.1 Dissolution Avoidance Consent. Each Member agrees that, at the request of the Company and no later than thirty (30) days after the occurrence of an event that terminates the continued membership of a Member, each Remaining Member with Rights shall consent to the continuation of the Company as a legal entity without dissolution and to the continuation of its business.

Section 7.2 Status of Terminated Member if Dissolution is Avoided. If dissolution is avoided under Section 7.1, then the Member whose interest has terminated shall lose all Rights. Notwithstanding the foregoing, however, if the Remaining Members with Rights unanimously agree, the terminated Member shall retain the Rights owned before the termination of Membership, unless such Member has transferred all of such Member's Units and/or all of such Member's Rights pursuant to the terms of this Agreement.

ARTICLE VIII
BUSINESS CONTINUATION AGREEMENT

Section 8.1 Agreement to Continue Business. If one or more Members fails to give the consent specified in Article VII and the Company dissolves as a result, each Member agrees that the Company and the Members shall have the right to transfer the Company's assets and business to a successor limited liability company and to continue its business in such successor as provided in Section 8.2.

Section 8.2 Procedures to Transfer and Continue Business. Following dissolution in the circumstances described in Section 8.1, the Board shall organize a new limited liability company (the "Successor") under the Act and shall prepare a plan of merger pursuant to which the Company would be merged into the Successor, which would be the surviving company, and the Membership Units of the Members in the Company would be converted into Membership interests or units in the Successor with substantially identical rights as those under the Company. If approved by the Members holding a majority of the outstanding Units of the Company with Rights, such merger shall be promptly effected in accordance with law. The articles of organization and operating agreement of the Successor shall, to the greatest extent practicable, be identical to the Articles of Organization and Operating Agreement of the Company. Each Member agrees to waive any dissenters' rights with respect to such merger. If, notwithstanding the agreement in the previous sentence, the Act allows a Member to assert dissenters' rights, and a Member asserts dissenters' rights, such rights shall be limited as and subject to the offset provided in the Act.

ARTICLE IX
OFFICES

Section 9.1. <u>Registered Office</u>. The registered office of the Company shall be located within the State of Minnesota as set forth in the Articles of Organization. The registered office need not be identical with the principal executive office of the Company and may be changed from time to time by the Board of Governors.

Section 9.2. <u>Other Offices</u>. The Company may have other offices, including its principal executive office, at such places within and without the State of Minnesota as the Board of Governors may determine from time to time.

ARTICLE X
MEMBERS

Section 10.1. <u>Place of Meetings</u>. All meetings of the Members of the Company shall be held at its principal executive office unless some other place for any such meeting within or without the State of Minnesota is designated by the Board of Governors in the notice of meeting. Any regular or special meeting of the Members of the Company called by or held pursuant to a written demand of Members shall be held in the county where the principal executive office of the Company is located.

Section 10.2. <u>Regular Meetings</u>. Regular meetings of the Members of the Company shall be held on an annual or less frequent basis as determined by the Board of Governors. At regular meetings, the Members shall elect a Board of Governors and transact such other business as may be appropriate for action by Members. If a regular meeting of Members has not been held for a period of fifteen (15) months, one or more Members holding not less than three percent (3%) of the voting power of the Members may call a regular meeting of Members by delivering to the Chief Manager or Treasurer a written demand for a regular meeting. Within thirty (30) days after the receipt of such a written demand by the Chief Manager or Treasurer, the Board of Governors shall cause a regular meeting of Members to be called and held on notice no later than ninety (90) days after the receipt of such written demand, all at the expense of the Company.

Section 10.3. <u>Special Meetings</u>. Special meetings of the Members, for any purpose or purposes appropriate for action by Members, may be called by the Chief Manager, by the acting Chief Manager in the absence of the Chief Manager, by the Treasurer, or by the Board of Governors or any two or more Governors. Such meeting shall be held on such date and at such time and place as shall be fixed by the person or persons calling the meeting and designated in the notice of meeting. A special meeting may also be called by one or more Members owning ten percent (10%) or more of the voting power of the Members. The Members calling such meetings shall deliver to the Chief Manager or Treasurer a written demand for a special meeting, which demand shall contain the purposes of the meeting. Within thirty (30) days after the receipt of such a written demand for special meeting of Members by the Chief Manager or Treasurer, the Board of Governors shall cause a special meeting of Members to be called and held on notice no later than ninety (90) days after the receipt of such written demand, all at the expense of the Company. Business transacted at any special meeting of Members shall be limited to the purpose or purposes stated in the notice of meeting. Any business transacted at any special meeting of Members that is not included among the stated purposes of such meeting shall be voidable by or on behalf of the Company unless all of the Members entitled to vote have waived notice of the meeting.

Section 10.4. <u>Notice of Meetings</u>. Except where a meeting of Members is an adjourned meeting and the date, time, and place of such meeting were announced at the time of adjournment, notice of all meetings of Members stating the date, time, and place thereof, and any other information required by law or desired by the Board of Governors or by such other person or persons calling the meeting, and in the case of special meetings, the purpose or purposes thereof, shall be given to each Member of record entitled to vote at such meeting not less than three (3) nor more than sixty (60) days prior to the date of such meeting. If a plan of merger or exchange or the sale or other disposition of all or substantially all of the assets of the Company is to be considered at a meeting of Members, notice of such meeting shall be given to every Member, whether or not entitled to vote. The notice of meeting at which there is to be considered a proposal to adopt a plan of merger or exchange or the sale or other disposition of all or substantially all of the assets of the Company shall be given not less than fourteen (14) days prior to the date of such meeting, shall state the purpose of such meeting, and, where a plan of merger or exchange is to be considered, shall include a copy or a short description of the plan. Notices of meetings shall be given to each Member entitled thereto by mailing a copy thereof to such Member at an address designated by such Member or to the last known address of such Member, by handing a copy thereof to such Member, or by any other delivery that conforms to law. Notice by mail shall be deemed given when deposited in the United States mail with sufficient postage affixed. Notice shall be deemed received when it is given.

Section 10.5. <u>Notice Waiver</u>. Any Member may waive notice of any meeting of Members. Waiver of notice shall be effective whether given before, at, or after the meeting and whether given orally, in writing, or by attendance. Attendance by a Member at a meeting is a waiver of notice of that meeting, except where the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of that item at the meeting.

Section 10.6. <u>Record Date</u>. For the purpose of determining Members entitled to notice of and to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Board of Governors may, but need not, fix a date as the record date for any such determination of Members, which record date, however, shall in no event be more than sixty (60) days prior to any such intended action or meeting.

Section 10.7. <u>Quorum</u>. The owners of collectively sixty percent (60%) or more of the Membership Units of the Company entitled to vote at a meeting shall constitute a quorum at a meeting of Members for the purpose of taking any action other than adjourning such meeting. If the owners of a majority of the Membership Units entitled to vote are not represented at a meeting, the Members present in person or by proxy shall constitute a quorum for the sole purpose of adjourning such meeting, and the owners of a majority of the Membership Units entitled to vote so represented may adjourn the meeting to such date, time, and place as they shall announce at the time of adjournment. Any business that might have been transacted at the adjourned meeting had a quorum been present, may be transacted at the meeting held pursuant to such an adjournment and at which a quorum shall be represented. If a quorum is present when a duly called or held meeting is convened, the Members present may continue to transact business until adjournment, even though the withdrawal of a number of Members originally represented leaves less than the number otherwise required for a quorum.

Section 10.8. <u>Voting and Proxies</u>. At each meeting of the Members, every Member shall be entitled to one (1) vote for each Membership Unit which carries voting rights, except as may be otherwise provided in the Articles of Organization or as may be required to provide for cumulative voting (if not denied by the Articles of Organization). No appointment of a proxy shall be valid for any purpose more than eleven (11) months after the proxy was authorized. All proxies shall be in writing (which shall include telegraphing, cabling or telephotographic transmission), notarized, and shall be filed with a manager of the Company before or at the meeting at which the appointment is to be effective. An appointment of a proxy for Membership Units entitled to vote held jointly by two or more Members shall be valid if signed by any one of them, unless a manager of the Company receives from any one of such Members written notice either denying the authority of another of such Members to appoint a proxy or appointing a different proxy. All questions regarding the qualification of voters, the validity of appointments of proxies, and the acceptance or rejection of votes shall be decided by the presiding manager or governor of the meeting.

Section 10.9 <u>Action by Members</u>. The Members shall take action by the affirmative vote of the owners of a majority of the Membership Units present, in person or represented by proxy, and entitled to vote, except where a different vote is required by law, the Articles of Organization, or this Operating Agreement.

Section 10.10. <u>Action by Writing</u>. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting by written action signed by the Members who own the number of Membership Units entitled to vote that would be required to take the same action at a meeting of Members at which all Members entitled to vote were present. If any written action is taken by less than all Members entitled to vote, all Members entitled to vote shall be notified immediately of its text and effective date. The failure to provide such notice, however, shall not invalidate such written action.

ARTICLE XI
GOVERNORS

Section 11.1. <u>General Powers</u>. The business and affairs of the Company shall be managed by or under the direction of its Board of Governors (Governor-Managed). The holders of the Membership Units entitled to vote agree that so long as they are so willing to serve, those individuals named in Section 1.14 herein shall continue to serve as Governors of the Company.

The Governors may exercise all such powers and do all such things as necessary or convenient for the furtherance of the purposes of the Company and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including without limitation, the power and authority to undertake and make decisions concerning:

(a)   hiring and firing Officers or employees of the Company;

(b)   hiring and firing of attorneys, accountants, brokers, investment bankers and other advisors and consultants who are not Officers or employees of the Company;

(c)   opening of bank and other deposit accounts and operations thereunder;

(d)   borrowing money or obtaining credit in the ordinary course of business in an aggregate amount not to exceed $250,000 in the aggregate;

(e)   purchasing of insurance, goods, supplies, equipment, materials and other personal property;

(f)   entering into contracts or agreements in the ordinary course of business;

(g)   compromising, arbitrating, adjusting and litigating claims in favor of or against the Company; or

(h)   selling, leasing, exchanging or otherwise disposing of all, or substantially all, of the Company's Property with or without the good will, outside the ordinary course of the Company's activities;

(i)   approving a merger, conversion, or domestication under Sections 322C.1001 to 322C.1015 of the Revised Act;

(j)   granting a security interest in all of, or any part of, the Company's property and assets, whether or not in the usual and regular course of the Company's business;

(k)   approving or increasing Manager compensation, whether salary, bonus or equity compensation;

(l)   entering into leases for real property in excess of $50,000 per year;

(m)   purchasing and disposing of real property;

(n)   incurring, creating, or authorizing the creation of, or issue, or authorize the issuance of any debt security or indebtedness for borrowed money, or permit any subsidiary to take any such action with respect to any debt security or indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $250,000;

(o)   forming subsidiaries or joint ventures;

(p)   creating or issuing any equity securities (or a security convertible into equity securities) of or in the Company or any subsidiary of the Company;

(q)   approving an increase in the number of Preferred Units authorized for issuance;

(r)   selling, transferring or otherwise disposing of any capital stock or other equity interest of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(s)   making investments in or the acquisition of securities of any entity in excess of $100,000;

(t)   otherwise enter into or be a party to any transaction with any manager, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such Person, including without limitation any "management bonus" or similar plan providing payments to employees in connection with a liquidation of the Company;

(u)   providing any guaranties and indemnities on behalf of the Company;

(v)   converting or reorganizing the Company or any subsidiary of the Company into any other legal form;

(w)   liquidating or dissolving the Company, except as expressly contemplated by this Agreement;

(x)   (i) filing any voluntary petition in bankruptcy on behalf of the Company, (ii) consenting to the filing of any involuntary petition in bankruptcy against the Company, (iii) filing any petition seeking, or consenting to, reorganization or relief under any applicable federal or state law relating to bankruptcy or insolvency with respect to the Company, (iv) consenting to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or a substantial part of its property, (v) making any assignment for the benefit of creditors of the Company, (vi) admitting in writing the inability of the Company to pay its debts generally as they come due, or (vii) taking any action on behalf of the Company in furtherance of any such action;

(y)   changing the principal business of the Company, enter new lines of business, or exit the current line of business;

(z)   approving any material expansion or capital expenditure project that is reasonably estimated to cost more than $100,000;

(aa)   undertaking all other acts or activities necessary or desirable for the carrying out of the purposes of the Company.

Section 11.2. Number, Tenure, and Qualification. The number of Governors which shall constitute the whole Board of Governors shall be two (2), subject to increase by resolution of the Board of Governors. No decrease in the number of Governors pursuant to this Section shall effect the removal of any Governor then in office except upon compliance with the provisions of Section 11.7. Except as otherwise expressly provided within Section 11.1 herein, each Governor shall be elected at a regular meeting of Members and shall hold office until the next regular meeting of Members and thereafter until a successor is duly elected and qualified, unless a prior vacancy shall occur by reason of death, resignation, or removal from office. Governors shall be natural persons, but need not be Members.

Section 11.3. Meetings. Meetings of the Board of Governors may be held at such times and places as shall from time to time be determined by the Board of Governors. Meetings of the Board of Governors may be called by the Chief Manager, by the acting Chief Manager in the absence of the Chief Manager, or by any Governor, in which case the person or persons calling such meeting may fix the date, time, and place thereof, either within or without the State of Minnesota, and shall cause notice of the meeting to be given.

Section 11.4. Notice of Meetings. If the date, time, and place of a meeting of the Board of Governors has been announced at a previous meeting, no notice is required. In all other cases three (3) days' notice of meetings of the Board of Governors, stating the date and time thereof and any other information required by law or desired by the person or persons calling such meeting, shall be given to each Governor. If notice of meeting is required, and such notice does not state the place of the meeting, such meeting shall be held at the principal executive office of the Company. Notice of meetings of the Board of Governors shall be given to Governors in the manner provided in this Operating Agreement for giving notice to Members of meetings of Members. Any Governor may waive notice of any meeting. A waiver of notice by a Governor is effective whether given before, at, or after the meeting, and whether given orally, in writing, or by attendance. The attendance of a Governor at any meeting shall constitute a waiver of notice of such meeting, unless such Governor objects at the beginning of the meeting to the transaction of business on grounds that the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

Section 11.5. Quorum and Voting. A majority of the Governors currently holding office shall constitute a quorum for the transaction of business at any meeting of the Board of Governors. In the absence of a quorum, a majority of the Governors present may adjourn the meeting from time to time until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the Governors present may continue to transact business until adjournment, even though the withdrawal of a number of Governors originally present leaves less than the number otherwise required for a quorum. The Board of Governors shall take action by the affirmative vote of a majority of the Governors present at any duly held meeting, except as to any question upon which any different vote is required by law or the Articles of Organization. A Governor may give advance written consent or objection to a proposal to be acted upon at a meeting of the Board of Governors. If the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the Governor has consented or objected, such consent or objection shall be counted as a vote for or against the proposal and shall be recorded in the minutes of the meeting. Such consent or objection shall not be considered in determining the existence of a quorum.

Section 11.6. <u>Vacancies and New Governorships</u>. Any vacancy occurring in the Board of Governors may be filled by the affirmative vote of a majority of the Governors remaining in office, even though said remaining Governors be less than a quorum. Any newly created governorship resulting from an increase in the authorized number of Governors by action of the Board of Governors may be filled by a majority vote of the Governors serving at the time of such increase. Any vacancy or newly created governorship may be filled by resolution of the Members.

Section 11.7. <u>Removal of Governors</u>. The entire Board of Governors or any Governor or Governors may be removed from office, for Cause, at any special meeting of the Members duly called for that purpose as provided in this Operating Agreement, by a vote of the Members owning a majority of the Membership Units entitled to vote at an election of Governors. For purposes of this Section, "Cause" shall mean the material breach of the Governor's duties and responsibilities to the Company. At such meeting, without further notice, the Members may fill any vacancy or vacancies created by such removal as provided in Section 11.6. Any such vacancy not so filled may be filled by the Governors as provided in Section 11.6. Any Governor named by the Board of Governors to fill a vacancy may be removed at any time, with or without cause, by an affirmative vote of a majority of all remaining Governors (including remaining Governors that were elected by the Members and remaining Governors elected by the Governors without Member action pursuant to Section 11.6), even though said remaining Governors be less than a quorum, if the Members have not elected Governors in the interval between the appointment to fill the vacancy and the time of removal.

Section 11.8. <u>Action in Writing</u>. Any action required or permitted to be taken at a meeting of the Board of Governors may be taken by written action signed by all of the Governors then in office. If the action does not require Member approval, such action shall be effective if signed by the number of Governors that would be required to take the same action at a meeting at which all Governors were present. If any written action is taken by less than all Governors, all Governors shall be notified immediately of its text and effective date. The failure to provide such notice, however, shall not invalidate such written action.

Section 11.9. <u>Meetings by Means of Electronic Communication</u>. Members of the Board of Governors of the Company may participate in a meeting of the Board by means of conference telephone or similar means of communication by which all persons participating in the meeting can simultaneously hear and speak to each other. Participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

ARTICLE XII
MANAGERS

Section 12.1. <u>Number and Qualification</u>. The Managers of the Company shall consist of one or more natural persons elected by the Board of Governors exercising the functions of the offices, however designated, of Chief Manager, President, Treasurer, and Secretary. The Board of Governors may also appoint such other Managers as it may deem necessary or advisable. Except as provided in this Operating Agreement, the Board of Governors shall fix the powers, duties, and compensation of all Managers. Managers may be, but need not be, Governors of the Company. Any number of Manager positions may be held by the same person.

Section 12.2. <u>Term of Office</u>. A Manager shall hold office until a successor has been duly elected, unless prior thereto such Manager shall have resigned or been removed from office as hereinafter provided.

Section 12.3. <u>Removal and Vacancies</u>. Any Manager or agent elected or appointed by the Board of Governors shall hold office at the pleasure of the Board of Governors and may be removed, for Cause, at any time by the vote of a majority of the Board of Governors present. For purposes of this Section, "Cause" shall mean a material breach of the Manager's duties and responsibilities to the Company. Any vacancy in an office of the Company shall be filled by action of the Board of Governors.

Section 12.4. <u>Chairperson of the Board</u>. The Board of Governors may elect a Chairperson of the Board who, if elected, shall preside at all meetings of the Members and of the Board of Governors and shall perform such other duties as may be prescribed by the Board of Governors from time to time.

Section 12.5. <u>Chief Manager</u>. Unless provided otherwise by a resolution adopted by the Board of Governors, the Chief Manager shall have general active management of the business of the Company, and in the absence of the Chairperson of the Board or if the office of Chairperson of the Board is vacant, shall preside at meetings of the members and Board of Governors, shall see that all orders and resolutions of the Board of Governors are carried into effect, shall have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Articles of Organization, this Operating Agreement, or the Board of Governors to some other Manager or agent of the Company, may maintain records of and certify proceedings of the Board of Governors and Members, and shall perform such other duties as may from time to time be prescribed by the Board of Governors.

Section 12.6. <u>President</u>. Unless otherwise determined by the Board of Governors, the Chief Manager shall be the President of the Company. If a Manager other than the Chief Manager is designated President, the President shall have such powers and perform such duties as the Board of Governors or the Chief Manager may prescribe from time to time.

Section 12.7. <u>Treasurer</u>. Unless provided otherwise by a resolution adopted by the Board of Governors, the Treasurer shall keep accurate financial records for the Company, shall deposit all moneys, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Board of Governors shall designate from time to time, shall endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Board of Governors, making proper vouchers therefore, shall disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Board of Governors, shall render to the Chief Manager and the Board of Governors, whenever requested, an account of all such Manager's transactions as Treasurer and of the financial condition of the Company, and shall perform such other duties as may be prescribed by the Board of Governors or the Chief Manager from time to time.

Section 12.8 <u>Secretary</u>. The Secretary shall attend all meetings of the Board of Governors and of the Members and shall maintain records of, and whenever necessary, certify all proceedings of the Board of Governors and of the Members. The Secretary shall keep the Required Records of the Company, when so directed by the Board of Governors or other person or persons authorized to call such meetings, shall give or cause to be given notice of meetings of the Members and of meetings of the Board of Governors, and shall also perform such other duties and have such other powers as the Chief Manager or the Board of Governors may prescribe from time to time.

ARTICLE XIII
MEMBERSHIP UNITS

Section 13.1. <u>Membership Units</u>. Membership interests in the Company shall be represented by Membership Units. Membership Units shall be deemed to be personal property but shall not be evidenced by any writing, except as provided in this Section. At the request of any Member, the Company shall state in writing the particular Membership Units, owned by that Member at the time of the statement. The statement must describe the Member's voting rights, share in profits and losses, share in distributions, and any assignment of the Member's rights then in effect, but such statement shall not be: (i) a certificated security as defined in Minnesota Statutes Section 336.8-102(a); (ii) an uncertificated security as defined in Minnesota Statutes Section 336.8-102(a); nor (iii) a negotiable instrument; and (iv) nor may such statement be used to transfer any Membership Unit, in whole or in part. For the purpose of any law relating to security interests, a Membership Unit and any rights appurtenant thereto are each a general intangible.

ARTICLE XIV
REQUIRED RECORDS

Section 14.1. The books and records of the Company shall be maintained at the designated or principal office of the Company as listed in the Articles of Organization and shall be available for examination there by any Member or his, her or its duly authorized representatives by appointment during ordinary business hours upon ten (10) days' notice. The Company shall keep the following records: (a) a current list of the full legal name and last known business address of each Member; (b) a copy of the Articles of Organization, this Operating Agreement and all amendments to any of the foregoing, and executed copies of any powers of attorney pursuant to which any of the foregoing have been executed; (c) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years; (d) copies of any financial statements of the Company for the three (3) most recent years; and (e) a writing setting out contributions made and agreed to be made by each Member, and, if other than cash, the agreed value of such contributions. In addition, the Company shall maintain any other books and records required to be Chapter 322C of the Minnesota Statutes, and such additional books and records as the Board of Governors or Chief Manager deems advisable.

ARTICLE XV
INDEMNIFICATION

Section 15.1. Indemnification. The Company shall indemnify its managers and governors for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by law, as amended from time to time, or as required or permitted by other provisions of law.

Section 15.2. Insurance. The Company may purchase and maintain insurance on behalf of any person in such persons' official capacity against any liability asserted against and incurred by such person in or arising from that capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

ARTICLE XVI
MISCELLANEOUS

Section 16.1   Distributions. The Board of Governors from time to time may declare, and the Company may make, distributions on its outstanding Membership Units.

Section 16.2   Fiscal Year. The fiscal year of the Company shall be such twelve (12) month period as is set by a resolution of the Board of Governors, provided, however, that the first fiscal year of the Company may be a shorter period if permitted by law and set by a resolution of the Board of Governors.

Section 16.3   Execution of Instruments. All deeds, mortgages, bonds, checks, contracts or other instruments pertaining to the business and affairs of the Company shall be signed on behalf of the Company by the Chief Manager or President, or by such other person as may be designated from time to time by the Board of Governors. If a document must be executed by persons holding different positions or functions and one person holds such positions or exercises such functions, that person may execute the document in more than one capacity if the document indicates each such capacity.

Section 16.4   Advances. The Company may, without a vote of the Governors, advance money to its Governors, managers or employees to cover expenses that can reasonably be anticipated to be incurred by them in the performance of their duties and for which they would be entitled to reimbursement in the absence of an advance.

Section 16.5   Governing Law and Dispute Resolution.

a.   Notwithstanding the fact that the Company may conduct business in states other than Minnesota, and notwithstanding the fact that some or all of the Members may be residents of states other than Minnesota, this Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Minnesota without reference to the Conflicts of Laws of Minnesota.

b.   If a Member intends to pursue a remedy in connection with this Agreement that Member shall notify the other Members of such intent and the other Members shall have 30 days from the notice's mailing date to resolve the issue. If the issue is not resolved, the Members shall engage in an in-person, good faith and full day (9 a.m. − 5 p.m.) mediation in Minneapolis, Minnesota seeking to resolve the issue before any Member may undertake other enforcement proceedings. The mediator must be a qualified neutral by inclusion on the Minnesota State Court Roster of Neutrals under Rule 114 ("Roster") to be chosen by the Member raising the issue, or mutually agreed upon by all the Members in the event the Members have raised issues against each other. If the mediation does not timely settle the issue, then the Members shall proceed to a legally binding arbitration conducted by the American Arbitration Association under its Rules in Minneapolis, Minnesota. The arbitration shall be scheduled and conducted with time urgency so that a final and legally binding arbitration award is issued no later than 90 days after the initial notice was mailed to the addressee. Additionally, non-monetary relief shall be exclusively sought in Wright County State Court and the Members agree that the Court has personal jurisdiction over the Members. The Members shall equally pay for the mediation costs with each Member responsible for their respective legal fees related to the mediation. The Member most prevailing in the arbitration or in the lawsuit shall be entitled to reimbursement from the other Members of its reasonable expenses and reasonable costs, including its reasonable legal fees, upon issuance of arbitration award and/or court order. This Section shall survive the termination or expiration of this Agreement.

Section 16.6   Resignation. If all the Membership Units of a Member are purchased by the Company pursuant to the terms of this Agreement, at the time of the Closing of such purchase said Member shall tender his resignation as a Manager and Governor of the Company. The provisions of this Section shall apply to Managers and Governors of the Company regardless of whether their Membership Units are held directly or indirectly.

Section 16.7   The Respective Operational Roles of the Members and Other Business Activities. The Members shall perform their respective functions set forth by the Board of Governors. Nothing herein is intended to prohibit or to otherwise discourage any party hereto from engaging in business activities or business ventures in addition to their activities in connection to the Company provided that such activities and/or ventures (a) do not violate any express term or provision of this Agreement, and (b) do not result in a party's violation of a Member's duty to use his best and good faith efforts to promote the business of the Company as well as any fiduciary duty that such party may owe to the Company either by agreement and/or law, including without limitation, those fiduciary duties of Members, Governors and Managers under the Act.

Section 16.8   Return of Company's Property. Upon a Member's resignation and/or termination as a Manager and/or Governor of the Company, and/or upon the termination of a Member's Membership in the Company, such party shall within five (5) days thereof, return to the Company all of the Company's property in such party's control or possession.

Section 16.9   Articles of Organization.   The Articles of Organization of the Company are incorporated by reference and hereby made a part of this Agreement. In the event of any conflict between the Articles of Organization or this Agreement, the provisions of this Agreement shall govern to the extent not contrary to law.

Section 16.10 Binding Effect. This Agreement will be binding upon and inure to the benefit of the Members and their respective heirs, executors, administrators, personal representatives, successors and assigns.

Section 16.11 Severability. If any provision of this Agreement is held, to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible so as to be legal, valid, and enforceable.

Section 16.12 Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged.

Section 16.13 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

Section 16.14 No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other person will have any rights, interest, or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third party beneficiary or otherwise.

Section 16.15 Notices. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given when received by the Company. Notices to Members will be deemed given when (i) delivered personally to a Member, (ii) delivered via telegraph or facsimile to a location or number designated by a Member, or (iii) deposited in the United States mail, certified, postage prepaid and addressed to a Member at the address specified in the Company's records. Any Member or the Company may, at any time by giving five (5) days prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

Section 16.16 <u>Headings and Titles</u>. Article and section headings and titles are for descriptive purposes and convenience of reference only and shall not control or alter the meaning of this Agreement as set forth in the text.

Section 16.17 <u>Interpretation</u>. Singular words or phrases in this Agreement may be construed as plural and plural words or phrases may be construed as singular depending on the circumstances and what is most appropriate in any given situation. The words "his" and "her" shall be interpreted to include both genders.

Section 16.18 <u>Entire Agreement</u>. This is the complete agreement as to the parties hereto as to the subject matter hereto and supersedes all prior agreements written, or oral, concerning the subject matter hereof.

Section 16.19 <u>Dissenter's Rights</u>. All existing Members and all future Members hereby explicitly waive all dissenter's rights afforded to them by any statutory provision, or by applicable case law, to the maximum extent such rights are waiveable.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written, or with respect to Members acquiring Membership Interests after the date of this Agreement, on the date opposite the Member's signature.

TENACITY HOLDINGS, LLC

DocuSigned by:

Tessa Kennedy

—69FF53C19B8D4F7...

By: Tessa Kennedy
Its: President/Chief Manager

MEMBERS:

DocuSigned by:

Tessa Kennedy

—69FF53C19B8D4F7...

Tessa Kennedy

GOVERNORS:

DocuSigned by:

Tessa Kennedy

—69FF53C19B8D4F7...

Tessa Kennedy

DocuSigned by:

Mark Ketchum

—00F605CA2735424...

Mark Ketchum

22

SCHEDULE A

TENACITY HOLDINGS, LLC

Membership Units Owned as of June 1, 2020

Member	Units	Percentage Interest	Consideration
Tessa Kennedy	100 Common Units	100%	$100.00

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
http://www.tenacityholdings.org

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.